February 23, 2009
VIA EDGAR AND FACSIMILE
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Re:	LifePoint Hospitals, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 22, 2008 File Number: 000-51251
Dear Mr. Rosenberg:
LifePoint Hospitals, Inc. (the “Company”) is hereby supplementing its previous responses, which were filed by the Company on November 21, 2008 and January 30, 2009, in response to comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”) contained in your letters to the Company dated October 31, 2008 and January 7, 2009, related to the above-referenced filing. This letter constitutes the responses of the Company to the comments of the Staff received via a telephone conversation on February 18, 2009. We have recited the Staff’s comments in bold type and have followed each Staff comment with the response of the Company. In the case of each response, the Company provides below supplemental information and intends to include disclosure to such effect in its next periodic report (the Annual Report on Form 10-K for the year ended December 31, 2008) filed with the Commission.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Professional and general liability claims, page 47
Please refer to your response to our prior comment number two. Revise your disclosure to include the following:
•	The amount of reserves at each balance sheet date before discounting;
The following table provides information regarding our reserve for professional and general liability claims at December 31, 2007 and 2008 (in millions):

	December 31, 2007	December 31, 2008
Undiscounted	$77.6	$97.1
Discounted (as reported)	$69.4	$87.2
•	The method used to determine the discount rate;
We have discounted our professional and general liability claims reserves to their present value using a discount rate of 5% at December 31, 2007 and 4% at December 31, 2008. We select a discount rate by considering a risk-free interest rate that corresponds to the period when the professional and general liability claims are incurred and projected to be paid.
•	The amount of reserves that represents settled and unpaid claims vs. unsettled claims;
As of December 31, 2007 and 2008, approximately 1.5% of our professional and general liability claims reserves represent reserves for settled and unpaid claims.
•	The average lag time between the settlement of a claim and the payment of a claim; and
Our average lag time between the settlement and payment of a professional and general liability claim ranges from 2 to 4 weeks.
•	An analysis of changes in the aggregate accrued professional and general liability for each period for which you present an income statement in the following tabular format:
•	Reserve at the beginning of the period;

•	Increase for the provision of current year claims;

•	Increase (decrease) for the provision of prior year claims;

•	Payments related to current year claims;

•	Payments related to prior year claims; and

•	Reserve at the end of the period.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
February 23, 2009

     The following table presents the changes in our professional and general liability claims reserve for the years ended December 31, 2006, 2007 and 2008 (in millions):

	2006	2007	2008
Reserve at the beginning of the period	$55.8	$62.4	$69.4
Increase for the provision of current year claims, including discontinued operations	29.3	26.0	29.5
Increase (decrease) for the provision of prior year claims, including discontinued operations	(11.8)	1.2	7.8
Payments related to current year claims	(0.4)	(2.2)	(1.2)
Payments related to prior year claims	(10.5)	(18.0)	(20.7)
Provision for the change in discount rate	—	—	2.4

Reserve at the end of the period	$62.4	$69.4	$87.2

     Additionally, the Company hereby acknowledges the following:
1.	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	The Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to such filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or the Staff have any questions or comments regarding the Company’s responses, please contact the undersigned at (615) 372-8512.

Sincerely,
/s/ David M. Dill
David M. Dill
Executive Vice President and Chief Financial Officer

cc:	Dana Hartz, Staff Accountant Don Abbott, Review Accountant